NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Erin Reeves McGinnis T 404.322.6208 erin.reevesmcginnis@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

August 16, 2019

Via EDGAR

Division of Corporation Finance

Office of Real Estate and Commodities

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Storage Trust IV, Inc. Form 10-Q for the quarterly period ending March 31, 2019 SEC File No. 000-55928

Dear Sir or Madam:

On behalf of our client, Strategic Storage Trust IV, Inc. (the “Company”), we are submitting this letter regarding the Form 10-Q for the quarterly period ending March 31, 2019. This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to Matt Lopez of the Company dated August 9, 2019 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment.

Form 10-Q for the quarterly period ended March 31, 2019

Note 3. Real Estate Facilities, page 18

1.

Please provide us with your significance test for the self-storage facility in Newark, New Jersey acquired on March 26, 2019. As part of your response, tell us how you considered the need to present audited historical financial statements and unaudited pro forma information for this acquisition in accordance with Rule 3-14 of Regulation S-X.

RESPONSE:  As a registrant engaged in a “blind pool” offering subject to Industry Guide 5, the Company relies upon Section 2325.3 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) in calculating the significance of property acquisitions.  Per Section 2325.3 of the FRM, an individual property is significant if it exceeds 10% significance, determined by comparing the registrant’s investment in the property to the registrant’s total assets as of the date of the acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months.  The Company acquired the property located in Newark, New Jersey (the “Property”) on March 26, 2019 for a purchase price of $30.0 million funded with net proceeds from the Company’s public offering.  At such time, the Company had total assets of approximately $205 million.  In addition, the Company reasonably expected to raise, net of commissions, approximately $118 million in the registered offering over the 12 months subsequent to the acquisition of the Property, representing a projected gross equity raise of approximately $11 million per month.  Such estimate was based upon the pace of fundraising as of the

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NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Erin Reeves McGinnis T 404.322.6208 erin.reevesmcginnis@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com acquisition date, as well as the prior experience of the Company’s sponsor and dealer manager in similar offerings.  Based upon the sum of the Company’s total assets and expected 12 month net equity raise, the purchase price of the Property was below the 10% significance threshold.  We respectfully request that you clear this comment.

Very truly yours,

/s/ Erin Reeves McGinnis

Erin Reeves McGinnis

cc:Mr. Matt Lopez

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